UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File No. 0-29320

EIGER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

144 Front Street, Suite 700
Toronto, Ontario M5J 2L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   SYMBOL Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): SYMBOL

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): SYMBOL

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes SYMBOL No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SUBMITTED HEREWITH

Exhibits

Exhibit 10.1	Purchase Agreement between Eiger Technology, Inc. and Foundation Venture Leasing Inc., dated August 8, 2007.

Exhibit 10.2	Share Pledge Agreement between Eiger Technology, Inc. and Foundation Venture Leasing Inc., dated August 8, 2007.

Exhibit 10.3	Promissory Note issued by Foundation Venture Leasing Inc., dated August 8, 2007.

Exhibit 99.1	Press Release Dated August 13, 2007.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, Eiger Technology, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          EIGER TECHNOLOGY, INC.

Dated:          August 29, 2007                                                                             By:  /s/ Gary N. Hokkanen

                                                                                                                                Name:  Gary N. Hokkanen
                                                                                                                                Title:    Chief Financial Officer